Exhibit 1

[LOGO]   The AIG Life Companies (U.S)

                                                80  Pine Street, 13th Floor
                                                New York, New York 10005

August 1997

Dear Vision VUL Policyholder:

We are pleased to present the Vision VUL Semi-Annual Report to policyholders as of June 30, 1997. This report provides the financial statements for the underlying investments of your variable life policy. Each of the fund managers has provided a commentary on the fund performance as well as an economic outlook.

As always, if you have any questions regarding your contract, please contact either your sales representative or us directly at (800) 255-8402.